Gold and GemStone Mining Inc.
2144 Whitekirk Way
Draper UT 84020

December 4, 2012

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: Pamela A. Long

Re:	Gold and GemStone Mining Inc. (the “Company”)
Current Report on Form 8-K
Filed May 4, 2012
File No. 333-165929

We refer to your letter of November 26, 2012 addressed to the Company with your comments on the Company’s Current Report on Form 8-K filed May 4, 2012. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1.

We have revised the disclosure in this section of the Super 8-K to clarify that we have extended and assigned two of the concessions to our JV company. Additionally, we confirm that no specific governmental action is required to register the concessions into our JV name. The agreements which were drafted to secure the concessions were general in nature and used by RMSL to secure all concessions in their portfolio. Certain regions of Sierra Leone have more advanced record keeping, but the two concessions which have been transferred are maintained and governed purely by the chiefdoms. The chiefdoms do not have any specific technical requirements for transfer of land rights and consequently, though the agreements speak of governmental evidence in the general sense, the transfer of the Nimikoro and Nimiyama concessions is duly completed with notice to the chiefdoms.

GOLD AND GEMSTONE MINING INC.

Per: /s/ Charmaine King

Charmaine King
President and Director